NEWALTA

Newalta Income Fund Announces January Distribution

CALGARY, Alberta, Canada, January 16, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 16.5 cents per trust unit for the month of January 2006, payable on February 15, 2006, to all unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.

Based on the January 16, 2006 closing price of $28.18 per trust unit, the January distribution represents an annualized cash-on-cash yield of approximately 7.0%.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of non-hazardous industrial solid waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com